Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

July 17, 2014

VIA EDGAR
Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Re:    Vanguard Natural Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-33756

Dear Mr. Horowitz:
Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company ( the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 9, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on February 28, 2014, File No. 001-33756 (the “2012 Form 10-K”).
Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K for the Fiscal Year Ended December 31, 2013 is materially accurate and, accordingly, that amendment is not necessary.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Proved Undeveloped Reserves, page 10
1.    Your response to comment 1 in our letter dated September 10, 2013 stated your plan to convert 16% of proved undeveloped reserves (“PUDs”) to proved developed status in 2013. However, we note that you converted approximately 0.8 MMBoe or 2% of your PUDs during 2013. Please tell us what caused this change in your development plan. As part of

Securities and Exchange Commission
July 17, 2014

your response, please provide us with an updated schedule showing your development plan along with a description of significant changes compared to the information you provided previously.

Response:
We acknowledge the Staff’s comment. In our response to comment 1 in your letter dated September 10, 2013, we stated our plan to convert 12% (or 31 net wells) of total year end 2012 PUD reserves to proved developed status in 2013. As part of our response we specifically addressed our development plan to convert 16% of our natural gas proved undeveloped reserves in 2013.

In our response to comment 1 in your letter dated December 24, 2013, we reiterated our development plan, as of December 31, 2012, for converting our PUDs to proved developed reserves over the next five years called for drilling 31 net wells during 2013. We also noted that during the nine months ended September 30, 2013, we had spent $8.9 million drilling 2 net wells that were classified as PUD at December 31, 2012 and that the other 29 wells were not drilled by the end of 2013. We addressed what caused this change in our development plan as follows:

‘Of the 31 net wells we anticipated drilling as of December 31, 2012, 24 net wells were outside operated and the operator elected to postpone these drilling projects until 2015 and 2016 based on the current economics of these wells. The remaining 5 net wells are in locations operated by us and we have elected to postpone drilling these wells based on the well economics and other more profitable drilling opportunities that presented themselves over the course of 2013.’

The change in our development plan during 2013 was largely impacted by the operators of our outside operated properties and their decision to postpone development was naturally beyond our control.

In our response to comment 1 in your letter dated December 24, 2013, we also noted that in preparation for our internal reserve estimates for year end December 31, 2013, our engineering staff was conducting an extensive review of all of our reserves and that PUD reserves classified at December 31, 2012 may be modified. As a result of this year end review, we revised our five year future PUD development plan and adjusted the percentage of PUD reserves we plan to convert each year.

As you noted, disclosed on page 10 of our Annual Report on Form 10-K for the year ended December 31, 2013, we converted 2% of our PUD reserves to proved developed reserves during the fiscal year. Furthermore, also on page 10 of our Annual Report on Form 10-K for the year ended December 31, 2013, we provided an updated schedule showing our five year future development plan:

‘Our development plan for drilling proved undeveloped wells includes the drilling of 143 net wells before the end of 2018 at an estimated cost of $332.0 million. This development plan calls for the drilling of 9 net wells during 2014, 47 net wells during 2015, 43 net wells during 2016, 33 net wells during 2017 and 11 net wells during 2018. Additionally, the expected plan of

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July 17, 2014

development of our natural gas proved undeveloped reserves, which represent 59% of our total proved undeveloped reserves at December 31, 2013, over the next five years is as follows:’

Percent of Natural Gas PUD Reserves Converted
2014	12%
2015	18%
2016	31%
2017	30%
2018	9%
Total	100%

During the six months ended June 30, 2014, we drilled 5 net wells that were classified as PUD reserves at December 31, 2013. We anticipate that we will drill the remaining 4 net wells during the second half of 2014.

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Vanguard Natural Resources, LLC acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 832-327-2255 or Stephen W. Grant of Vinson & Elkins at 713-758-3260.
Sincerely,
VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Richard A. Robert
Richard A. Robert
Executive Vice President and Chief Financial Officer

cc:	Stephen M. Gill, Esq.
James R. Brown, Esq.
Stephen W. Grant, Esq.
Vinson & Elkins L.L.P.
Via e-mail